UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SCHMITT, WOLFGANG R
   105 E. LIBERTY
   WOOSTER, OH  44691-0600
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 30, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |4/17/0|M   | |766(1)            |A  |$24.667    |7,457              |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/17/0|M   | |110(2)            |A  |$42.958    |7,457              |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/17/0|M   | |377(3)            |A  |$31.375    |7,457              |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/17/0|M   | |91(4)             |A  |$45.000    |7,457              |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/17/0|M   | |158(5)            |A  |$35.9375   |7,457              |D     |                           |
                           |2     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1-for-1 |(6)  |A(6)|V|23.44      |A  |     |     |Common Stock|23.44  |       |1959.428    |I  |(7)         |
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Option to Buy         |$44.42  |8/08/|A   |V|350        |A  |8/08/|8/07/|Common Stock|350    |(8)    |350(9)      |D  |            |
                      |        |01   |    | |           |   |02   |11   |            |       |       |            |   |            |
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Option to Buy         |$44.42  |8/08/|A   |V|350        |A  |8/08/|8/07/|Common Stock|350    |(8)    |350(9)      |D  |            |
                      |        |01   |    | |           |   |03   |11   |            |       |       |            |   |            |
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Option to Buy         |$24.667 |4/17/|M   | |1,500(1)   |D  |8/15/|8/14/|Common Stock|1,500(1|(8)    |1,500(9)    |D  |            |
                      |        |02   |    | |           |   |97   |06   |            |)      |       |            |   |            |
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Option to Buy         |$42.958 |4/17/|M   | |750(2)     |D  |8/14/|8/13/|Common Stock|750(2) |(8)    |760(9)      |D  |            |
                      |        |02   |    | |           |   |98   |07   |            |       |       |            |   |            |
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Option to Buy         |$31.375 |4/17/|M   | |1,000(3)   |D  |8/12/|8/11/|Common Stock|1,000(3|(8)    |1,000(9)    |D  |            |
                      |        |02   |    | |           |   |99   |08   |            |)      |       |            |   |            |
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Option to Buy         |$45.000 |4/17/|M   | |425(4)     |D  |8/11/|8/10/|Common Stock|425(4) |(8)    |425(9)      |D  |            |
                      |        |02   |    | |           |   |00   |09   |            |       |       |            |   |            |
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Option to Buy         |$45.000 |4/17/|M   | |425(4)     |D  |8/11/|8/10/|Common Stock|425(4) |(8)    |425(9)      |D  |            |
                      |        |02   |    | |           |   |01   |09   |            |       |       |            |   |            |
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Option to Buy         |$35.9375|4/17/|M   | |550(5)     |D  |8/09/|8/08/|Common Stock|550(5) |(8)    |550(9)      |D  |            |
                      |        |02   |    | |           |   |01   |10   |            |       |       |            |   |            |
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Option to Buy         |$50.34  |4/17/|A   |V|734        |A  |4/17/|8/14/|Common Stock|734    |(8)    |734(9)      |D  |            |
                      |        |02   |    | |           |   |03   |06   |            |       |       |            |   |            |
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Option to Buy         |$50.34  |4/17/|A   |V|640        |A  |4/17/|8/13/|Common Stock|640    |(8)    |640(9)      |D  |            |
                      |        |02   |    | |           |   |03   |07   |            |       |       |            |   |            |
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Option to Buy         |$50.34  |4/17/|A   |V|623        |A  |4/17/|8/11/|Common Stock|623    |(8)    |623(9)      |D  |            |
                      |        |02   |    | |           |   |03   |08   |            |       |       |            |   |            |
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Option to Buy         |$50.34  |4/17/|A   |V|759        |A  |4/17/|8/10/|Common Stock|759    |(8)    |759(9)      |D  |            |
                      |        |02   |    | |           |   |03   |09   |            |       |       |            |   |            |
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Option to Buy         |$50.34  |4/17/|A   |V|392        |A  |4/17/|8/08/|Common Stock|392    |(8)    |392(9)      |D  |            |
                      |        |02   |    | |           |   |03   |10   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) "Pyramid" stock option exercise resulting in net acquisition of 766 shares.
(2) "Pyramid" stock option exercise resulting in net acquisition of 110 shares.
(3) "Pyramid" stock option exercise resulting in net acquisition of 377 shares.
(4) "Pyramid" stock option exercise resulting in an aggregate net acquisition of 91 shares.
(5) "Pyramid" stock option exercise resulting in net acquisition of 158 shares.
(6) Reinvestment of quarterly dividend equivalents in Phantom Stock Account in Directors Deferred Compensation
Plan from July 1, 2001 through March 30,
2002.
(7)  Directors' Deferred Compensation
Plan.
(8) Granted under the Corporation's Non-Employee Directors Stock Option Plan in a transaction exempt under Rule
16b-3.
(9) In addition to the options reported hereon, Mr. Schmitt owns 550 additional options which were granted pursuant to the Corporation's Non-Employee Directors Stock Option Plan, as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
May 9, 2002